Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 113-I dated January 28, 2008	Term Sheet No. 2 to Product Supplement No. 113-I Registration Statement No. 333-130051 Dated February 8, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ 4.75% (equivalent to 8.86% per annum) Reverse Exchangeable Notes due September 4, 2008 Linked to the SPDR Trust, Series 1

General

  The notes are designed for investors who seek a higher interest rate than the current dividend yield on the SPDR Trust, Series 1 or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Index Fund, be willing to accept the risks of owning interests in exchange traded funds in general and the SPDR Trust, Series 1, in particular, and be willing to lose some or all of their principal at maturity.
  The notes will pay 4.75% (equivalent to 8.86% per annum) interest over the term of the notes. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of one share of the Index Fund and whether the closing price of one share of the Index Fund has declined from the Initial Share Price by more than the Protection Amount on the Observation Date, as described below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 4, 2008*.
  Payment at maturity for each $1,000 principal amount note will be a cash payment equal to either $1,000 or the Cash Value (as defined below), in each case, together with any accrued and unpaid interest, as described below.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about February 15, 2008†† and are expected to settle on or about February 21, 2008.

Key Terms

Index Fund:	SPDR Trust, Series 1 (the “Index Fund”)
Interest Rate:	4.75% (equivalent to 8.86% per annum, calculated on a 30/360 basis), paid on the Maturity Date.
Protection Amount:

An amount that represents at least 20% of the Initial Share Price, subject to adjustments. The actual Protection Amount will be set on the pricing date and will not be less than 20% of the Initial Share Price, subject to adjustments.

Maturity Date:	September 4, 2008*
Observation Date:	August 29, 2008*
CUSIP:
Interest Payment Date:	Interest on the notes will be payable on a single date, which will be the Maturity Date.
Payment at Maturity:

The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Index Fund. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless:

(1) the Final Share Price is less than the Initial Share Price; and
(2) the Final Share Price has declined from the Initial Share Price by more than the Protection Amount.

If the conditions described in (1) and (2) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, the Cash Value, plus any accrued and unpaid interest. The Cash Value will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal if you invest in the notes.

Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments.
Initial Share Price:	The closing price of one share of the Index Fund on the American Stock Exchange on the pricing date, divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the American Stock Exchange on the Observation Date.
Share Adjustment Factor:	Set equal to 1.0 on the pricing date, subject to adjustment under certain circumstances. See “General Terms of Notes – Anti-Dilution Adjustments” in the accompanying product supplement no. 113-I.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 113-I.
††

The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Selected Purchase Considerations — Tax Treatment As Unit Comprising A Put Option And A Deposit.”

Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 113-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 113-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Underwriting Information” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

February 8, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 113-I dated January 28, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 113-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 113-I dated January 28, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208000459/e30073_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices. The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

• the Initial Share Price:	$135.00	• the Protection Amount: $27.00
• the Interest Rate:	4.75% (equivalent to 8.86% per annum)

Hypothetical Final Share Price	Index Fund Appreciation/ Depreciation	Payment at Maturity**

$270.00	100.00%	$1,000.00

$168.75	25.00%	$1,000.00

$141.75	5.00%	$1,000.00

$135.00	0.00%	$1,000.00

$114.75	-15.00%	$1,000.00

$108.00	-20.00%	$1,000.00

$101.25	-25.00%	$750.00

$67.50	-50.00%	$500.00

$33.75	-75.00%	$250.00

$0.00	-100.00%	$0.00

**

Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either the Cash Value or the principal amount of your note in cash. Interest on the notes will be payable on a single date, which will be the Maturity Date.

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $135.00 to a Final Share Price of $141.75. Because the Final Share Price is greater than the Initial Share Price of $135.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $135.00 to a Final Share Price of $108.00. Because the Final Share Price of $108.00 has declined from the Initial Share Price of $135.00 by not more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $108.00 is less than the Initial Share Price of $135.00.

Example 3: The closing price of one share of the Index Fund decreases from the Initial Share Price of $135.00 to a Final Share Price of $101.25. Because the Final Share Price of $101.25 is less than the Initial Share Price of $135.00 and the closing price of one share of the Index Fund declined by more than the protection amount on the Observation Date, you will receive the Cash Value at maturity. Because the Final Share Price of the Index Fund is $101.25, your final payment at maturity is $750.00

Regardless of the performance of the shares of the Index Fund or the payment you receive at maturity, you will receive an interest payment, for each $1,000 principal amount note, in the amount of approximately $47.50 at maturity. The Cash Value you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of one share of the Index Fund on the pricing date.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the SPDR Trust, Series 1	TS-1

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay 4.75% (equivalent to 8.86% per annum) interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — Your return of principal at maturity is protected so long as the closing price of one share of the Index Fund does not decline from the Initial Share Price by more than the Protection Amount on the Observation Date. However, if the closing price of one share of the Index Fund on the Observation Date has declined by more than the Protection Amount, you could lose the entire principal amount of your notes.
  RETURN LINKED TO THE SPDR TRUST, SERIES 1 — The return on the notes is linked to the SPDR Trust, Series 1. The SPDR Trust, Series 1 is a unit investment trust that issues securities called “Standard & Poor’s Depositary Receipts,” or “SPDRS,” which are traded on the American Stock Exchange LLC, or AMEX. The Index Fund is a registered investment company, and its objective is to provide investment results that, before expenses, generally correspond to the price and yield performance of the S&P 500® Index, which we refer to as the Underlying Index. The Underlying Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index Fund and the Underlying Index, see the information set forth under “The SPDR Trust, Series 1" in the accompanying product supplement no. 113-I.
  TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 113-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We will determine the portion of the coupon payment that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on February 7, 2008, we would have treated approximately 32.84% of the coupon payment as interest on the Deposit and the remainder as Put Premium. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the pricing date. Assuming this characterization is respected, the amount treated as interest on the Deposit will be taxed as ordinary income while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities held by the Index Fund or included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 113-I dated January 28, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Index Fund has declined from the Initial Share Price by more than the Protection Amount on the Observation Date. Under certain circumstances, you will receive at maturity the Cash Value instead of the principal amount of your notes. The Cash Value will be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.
  YOUR PROTECTION AMOUNT MAY TERMINATE ON THE OBSERVATION DATE — If, on the Observation Date, the closing price of one share of the Index Fund declines below the Initial Share Price minus the Protection Amount, you will be fully exposed to any depreciation in the Index Fund. Because the Final Share Price will be calculated based on the closing price on a single business day near the end of the term of the notes, the price of the Index Fund at the maturity date or at other times during the term of the notes could be at a level above the Initial Share Price minus the Protection Amount. This difference could be particularly large if there is a significant decrease in the price of the Index Fund during the later portion of the term of the notes or if there is significant volatility in the price of the Index Fund during the term of the notes, especially on dates near the Observation Date.
  YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE INDEX FUND — Unless on the Observation Date, the closing price of one share of the Index Fund has declined from the Initial Share Price by more than the Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the shares of the Index Fund, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the shares of the Index Fund during the term of the notes.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the SPDR Trust, Series 1	TS-2
  NO AFFILIATION WITH THE INDEX FUND — We are not affiliated with the issuer of the Index Fund. We assume no responsibility for the adequacy of the information about the Index Fund and the Underlying Index contained in this term sheet or in product supplement no. 113-I. You should make your own investigation into the Index Fund and the Underlying Index. We are not responsible for the Index Fund’s public disclosure of information, whether contained in SEC filings or otherwise.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index would have.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on AMEX and a number of similar products have been traded on AMEX and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. The Index Fund is not actively managed by traditional methods, and therefore the adverse financial condition of one or more issuers of stocks which compose the Underlying Index will not result in the elimination of such stock or stocks from the Index Fund unless such stock or stocks are removed from the Underlying Index. In addition, even when the composition or weighting of the Underlying Index changes, the Index Fund may not make a corresponding change to its portfolio of securities immediately and may instead aggregate any required adjustments, which will be made at least monthly or more frequently in case of significant changes in the Underlying Index. Any of such action could adversely affect the price of the shares of the Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund may not fully replicate the Underlying Index for a short period of time due to temporary unavailability of certain stocks composing the Underlying Index in the secondary market or due to other extraordinary circumstances. In addition, the Index Fund is not able to replicate exactly the performance of the Underlying Index because the total return generated by the Index Fund is reduced by its expenses and transaction costs incurred in adjusting the actual balance of the Index Fund. Finally, because the shares of the Index Fund are traded on AMEX and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index Fund and the Underlying Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index Fund, the Underlying Index and the notes.
  HEDGING AND TRADING IN THE INDEX FUND — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the shares of the Index Fund, the equity securities held by the Index Fund or included in the Underlying Index or instruments related to the shares of the Index Fund. We or our affiliates may also trade in the shares of the Index Fund or instruments related to the shares of the Index Fund from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the value of the shares of the Index Fund and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 113-I.
  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Selected Purchase Considerations — Capital Gains Tax Treatment” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the SPDR Trust, Series 1	TS-3

Historical Information

The following graph sets forth the historical performance of the shares of the Index Fund based on the weekly closing price of one share of the Index Fund from January 3, 2003 through February 1, 2008. The closing price of one share of the Index Fund on February 7, 2008 was $133.82. We obtained the closing prices and other information below from Bloomberg Financial Markets without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delisting and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Index Fund has experienced significant fluctuations. The historical performance of the shares of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of the Index Fund during the term of the notes. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Index Fund or the equity securities held by the Index Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Index Fund or the equity securities held by the Index Fund.

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $10.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-33 of the accompanying product supplement no. 113-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the SPDR Trust, Series 1	TS-4